FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of 1 August, 2004 to 03 September, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 09 August 2004 announcing Novartis Collaboration
2.  News release dated 18 August 2004 announcing Licensing Agreement
3.  News release dated 24 August 2004 announcing Drawdown of loan from Endo

Enclosure No.1

                                                                   9 August 2004

  Vernalis extends cancer research collaboration with Novartis Institutes for
                                 BioMedical Research


- Joint research and development programme on Hsp90, a target implicated in a number of different cancers

-    Vernalis to receive a $1.5 million signature fee

-    Novartis to fund future research and development

- Novartis to make an investment in new Vernalis shares of approximately GBP5 million

-    Collaboration validates Vernalis' structure-based drug design capability

Vernalis plc (LSE:VER, Nasdaq: VNLS) today announces that the Novartis Institutes for BioMedical Research, Inc., (Novartis) has exercised its option to license exclusive worldwide rights to Vernalis' lead oncology research programme on Hsp90. Today's announcement is the positive conclusion of the option agreement the companies signed in December 2003.

The companies will conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three-year period. In addition, Novartis is responsible for funding and conducting the preclinical and clinical development of product candidates, and for commercialisation.

Novartis will pay Vernalis a signature fee of $1.5 million and a series of further payments upon achievement of development milestones for each product candidate that Novartis takes into development. Vernalis will also receive royalties on commercial sales of collaboration products. In addition, Novartis will make an equity investment of approximately GBP5 million ($9 million) through the subscription for 7,106,344 new Vernalis ordinary shares at 70.18p per share, representing almost 4.6% percent of Vernalis' enlarged issued share capital. The methodology for calculating the subscription price was established at the time of entering the option agreement in December 2003.

In the event that two product candidates from the collaboration reach the market, total payments to Vernalis from Novartis could exceed $75 million, excluding royalties.

The Vernalis Hsp90 programme is the result of a collaboration established in March 2002 with Cancer Research Technology Ltd (CRT) (formerly Cancer Research Ventures Ltd) and The Institute of Cancer Research, under which Vernalis will pay CRT and The Institute of Cancer Research a proportion of its revenues from the agreement with Novartis.

Simon Sturge, chief executive officer of Vernalis said, "I am delighted to be announcing a third major deal for Vernalis in only six weeks. Novartis is a world leader in oncology and an optimal partner to help maximise the opportunity for developing Hsp90 inhibitors as potential cancer treatments. This collaboration further validates Vernalis' research capability and provides additional funding."


Notes to editors : Background information on Hsp90

In cancer, proteins called "oncogenic proteins" are responsible for uncontrolled cell division - a characteristic of tumour growth. Hsp90 is a molecular chaperone, essential for the stability and function of several oncogenic proteins. Hsp90 is known to be over expressed in human tumours and the inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth. Thus, inhibitors of Hsp90 have the potential to inhibit all six hallmark traits of cancer: limitless proliferation, growth signal self-sufficiency, insensitivity to anti-growth signals, apoptosis avoidance, angiogenesis and metastasis.


                                  ----ends----


Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group
Wendel Carson
+44 (0)20 7404 5959


Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.


About Vernalis
Vernalis plc was established in September 2003 following the merger of British Biotech plc and Vernalis Group plc. Operating from state-of-the-art R&D facilities at its headquarters in Reading (UK) and in Cambridge (UK), the company is equipped to undertake the full development of compounds from discovery through to product registration. Its first product - frovatriptan - is approved and marketed in the US and Europe, and is backed by an innovative research and development portfolio. Vernalis is pursuing a growth strategy based upon successful pipeline development and further consolidation within the biotechnology sector.

Enclosure No.2

18 August 2004

                 Completion of the Licensing of Frova(TM) to Endo


Vernalis plc (LSE:VER, Nasdaq: VNLS) today announces that, all conditions now being satisfied, the North American license agreement for Frova(TM) with Endo, announced on 15 July 2004, completed on 17 August 2004.

Enquiries:
Vernalis plc                                          +44 (0) 118 977 3133

Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group                                       +44 (0) 20 7404 5959

Jon Coles
Wendel Carson

Enclosure No.3

24 August 2004


Vernalis plc : Drawdown of loan from Endo, and repayment of amounts due to
                                    Elan Ltd


Vernalis plc (LSE:VER, Nasdaq: VNLS) announced today that on 23 August 2004 it has drawn down the $50m loan from Endo Pharmaceuticals Inc. ("Endo") agreed as part of the Licensing deal for the North American rights to Frova(TM) which completed on 17 August 2004.

The loan has been principally used to make payment in full and final settlement of the amounts due to Elan Pharma International Ltd ("Elan") of $45 million. This sum was to be repayable as to $20 million on 31 December 2004 and $25 million on 31 December 2005. Vernalis has received a discount of $6 million from Elan for early repayment. The payment to Elan was $43,485,047 which includes a payment of $4,485,047 for inventory, with the balance of the Endo loan, $6,514,953, being available for Vernalis' general corporate purposes.

The loan is secured against the revenues receivable by Vernalis under the licence agreement. At Endo's election, Endo are able to offset $20 million of the MAM approval milestone of $40 million and 50 per cent of all royalties to be paid to Vernalis until the loan is repaid. To the extent not previously repaid, the loan is due in full after five years. Interest is at a fixed rate of 5 per cent per annum payable semi-annually with Vernalis having the option to defer payment of interest and increase the loan outstanding each time an interest payment becomes due.



Enquiries:

Vernalis plc                                              +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group                                           +44 (0) 20 7404 5959
Jon Coles
Wendel Carson

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: September 6, 2004                            Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer